

Mail Stop 3628

April 6, 2007

**By Facsimile (302.425.4684) and U.S. Mail**
Alan J. Stone, Esq.
Morris, Nichols, Arsht & Tunnell LLP
Chase Manhattan Centre, 18th Floor
1201 North Market Street
P.O. Box 1347
Wilmington, DE  19899-1347


**Re:    Arbinet-thexchange, Inc.**
      **Preliminary Proxy Statement on Schedule 14A**
      **Filed March 26, 2007**
      **Revised Preliminary Proxy Statement on Schedule 14A**
      **Filed and April 3, and April 5, 2007, respectively by**
      **Robert A. Marmon**
      **File No. 000-51063**

Dear Mr. Stone:

      We have reviewed the filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Schedule 14A**

General

1.  We note you refer security holders to information that you are required to provide and will be contained in the Company Proxy Statement for the 2007 Annual Meeting.  We presume

that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Cyberonics distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

2. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. In this regard, we refer you to the following:
   - your implication that Mr. Hockemeier has enriched his personal gains at the expense of the Company's shareholders (bullet 4 on page 3);
   - Your implications of improper stock option dating (page 6); and
   - Your statement regarding "continuing allegations of lack of full disclosure required under SEC Rule 10b-5" (page 7).

3. Please describe in greater detail Mr. Hockemeier's "claims of "traction" and profusion of statistics" (pages 2 and 3), the "Company's potential" (page 2), "the promise of its IPO" (page 3), and the "Company's promise" (page 4) and similar vague statements made throughout the filing.

4. Expand where appropriate to identify the founder and explain his "vision" for the company. Currently, the general references to the founder without more are confusing. Further, clarify the founder's current relationship to the company. Finally, please advise as to what role the founder has in connection with the current solicitation? For example, should he be considered a participant or part of a group conducting the solicitation?

<u>Why you should replace the Company's slate of Directors, page 3</u>

5. Please disclose the names of the three Company's nominees you are seeking to replace on the Board.

6. Please expand your disclosure here to state that there is no assurance that the Company's nominees will serve if elected with any of the Marmon Nominees.

7. Provide specific factual support for your statements that the Company's stock performance and "loss of over $500,000,000 in shareholder value" was the result of current management's policies. Quantify any analyses performed by the participants or otherwise to support these statements. To the extent any such analyses have not been performed, so state. Provide support for your assertion that Mr. Hockemeier's "myopic view" has allowed competitors to expand their market share. Quantify these allegations.

8. Provide supplemental support for your assertion that Mr. Hockemeier purchased over 240,000 shares at $0.16 per share. You should expand your disclosure to place the timing of this purchase in relation to the then current trading price and performance of the Company's stock. Further, clarify whether he had any requirement to "address[] buying" the shares and whether he has actually realized the "unearned windfall." For example, did he exercise options? Has he sold the shares? The facts behind these allegations are unclear.

9. Tell us why you believe you are permitted to incorporate by reference the Company's Current Report on Form 8-K filed March 16, 2007.

Why you should vote for the Marmon Nominees, page 4

10. Provide supplemental support for your statement that Mr. Marmon is a "'turnaround' specialist."

11. Please explain in greater detail and specificity how Mr. Lavin assisted "in the [Company's] stabilization during its initial growth phase" and "in framing [the founder's] intellectual property claims."

Recommendations if the Marmon Nominees are elected, page 6

12. Please describe in greater detail the means by which the Marmon Nominees plan to implement their recommendations if elected. For example, tells us specifically how the nominees plan to "restore the shareholder value lost by current management" or seek restitution for over $2.0 million dollars in legal and professional fees.

13. We note further your statements your statements of current management's "myopic view" (pages 4 and 6) and "inept execution" (page 6). Such statements imply that management is failing to fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

14. We refer you to your disclosure in the bullet on page 7. Please supplementally provide copies of the pleadings in the referenced *Marmon v. Arbinet-thexchange, Inc.* lawsuit, as well as support for the "continuing allegations of lack of full disclosure." The supplemental materials should describe the alleged wrongdoing, disclose exactly who is making these allegations and provide the basis for such allegations. Further, clarify the status of this litigation.

The Marmon Nominees, page 7

15. Please remove your statement that Mr. Marmon has "worked closely with both the

Corporate Finance and Enforcement Divisions of the SEC" or provide specific and detailed descriptions of the nature of any such working relationships with SEC staff.

Voting, page 11

16. Your statement on page 12 that returning more than one proxy card runs the risk of a shareholder's vote not being voted as desired, in the context of the last paragraph, is confusing. Please revise to simply advise shareholders that only the latest dated proxy card properly submitted will count.

Information Concerning Persons Who May Solicit Proxies, page 13

17. It is unclear where you have included the business addresses of the nominees. Please advise or revise.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

      Very truly yours,

      Adé K. Heyliger
      Special Counsel
      Office of Mergers & Acquisitions